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                                                                    EXHIBIT 16.1



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549



June 19, 2002

Dear Sir or Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two years ended December 31, 2000 and December 31, 1999. Those individuals are no longer with Arthur Andersen LLP. We have read Item 4 included in the Form 8-K dated June 19, 2002 of Cole National Corporation 401 (K) Savings Plan for Employees at Former NuVision Locations to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP


By:  /S/ ARTHUR ANDERSEN LLP



cc:  Mr. Thomas T. S. Kaung